						Exhibit 12.1

GREAT PLAINS ENERGY INCORPORATED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended
	March 31
	2012	2011	2010	2009	2008	2007
	(millions)
Income (loss) from continuing operations	$(9.3)	$174.2	$211.9	$151.9	$119.7	$120.9
Add
Equity investment loss	-	0.1	1.0	0.4	1.3	2.0
Income subtotal	(9.3)	174.3	212.9	152.3	121.0	122.9

Add
Income tax expense (benefit)	(9.5)	84.8	99.0	29.5	63.8	44.9
Kansas City earnings tax	-	-	0.1	0.4	0.3	0.5
Total taxes on income	(9.5)	84.8	99.1	29.9	64.1	45.4

Interest on value of leased property	1.4	5.9	6.2	6.5	3.6	3.9
Interest on long-term debt	64.0	223.2	218.9	203.6	126.2	74.1
Interest on short-term debt	2.0	11.8	9.7	10.3	18.2	26.4
Other interest expense and amortization (a)	2.5	11.6	9.7	4.7	(1.4)	5.8

Total fixed charges	69.9	252.5	244.5	225.1	146.6	110.2

Earnings before taxes on
income and fixed charges	$51.1	$511.6	$556.5	$407.3	$331.7	$278.5

Ratio of earnings to fixed charges	(b)	2.03	2.28	1.81	2.26	2.53

(a)	On January 1, 2007, Great Plains Energy elected to make an accounting policy change to recognize interest related to uncertain tax positions in interest expense.
(b)	An $18.8 million deficiency in earnings caused the ratio of earnings to fixed charges to be less than a one-to-one coverage.